UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No. #_1_)

                             STM Wireless, Inc.
                              (Name of Issuer)

                       Common Shares, $.001 par value
                        (Title of Class of Securities)

                                 784776106
                               (CUSIP Number)

            Pequot Capital Management, Inc., 500 Nyala Farm Road
           Westport, CT  06880  Attn: David J. Malat 203/429-2200
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              April 15, 1999
                        (Date of Event which Requires
                          Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7.)

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  NO.  784776106
5


1          Name  of  Reporting  Person  PEQUOT  CAPITAL  MANAGEMENT,  INC.

     IRS  Identification  No.  of  Above  Person  06-1524885
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)

      (b)
3          SEC  USE  ONLY

4          Source  of  Funds  00

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  778,929

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power    0

     9          Sole  Dispositive  Power  778,929

     10          Shared  Dispositive  Power    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person   778,929

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  11.06%

14          Type  of  Reporting  Person  IA

ITEM  1.    SECURITY  AND  ISSUER

     This Statement relates to the Common Stock, $.001 par value (the "Shares"), of STM Wireless, Inc. (the "Company"), a Delaware corporation. The Company's principal executive office is located at One Mauchly, Irvine, California 92718-2305.

ITEM  2.    IDENTITY  AND  BACKGROUND

     This statement is being filed on behalf of Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"). The principal business of the Reporting Person, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The executive officers of the Reporting Person are Messrs. Arthur J. Samberg, Daniel C. Benton and Amiel M. Peretz, the directors of the Reporting Person are Messrs. Samberg, Benton and Kevin E. O'Brien, and the controlling shareholders are Messrs. Samberg and Benton (collectively, the "Executive Officers, Directors and Controlling Persons"). The business address of the Reporting Person and the Executive Officers, Directors and Controlling Persons is 500 Nyala Farm Road, Westport, CT 06880.

     Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Each of the Executive Officers, Directors and the Controlling Persons are citizens of the United States.

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     As of the date hereof, under rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to be the beneficial owner of 778,929 of the Company's Shares which are held by accounts (the "Accounts") for which the Reporting Person exercises investment discretion.

ITEM  4.    PURPOSE  OF  TRANSACTION

     The acquisition of the Shares described herein was made in the ordinary course of the Reporting Person's investment activities. The Reporting Person reserves the right to purchase additional Shares or to dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future. The Reporting Person reserves the right to take whatever additional action with respect to the Accounts' holdings in the Company as the Reporting Person deems to be in the best interest of such Accounts. An employee of the Reporting Person also serves on the Company's Board of Directors.

ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

     As of the date hereof, the Reporting Person beneficially owns in the aggregate 778,929 Shares. These Shares represent approximately 11.06% of the 7,042,204 Shares that the Reporting Person believes to be outstanding. The
Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          On April 15, 1999, the Reporting Person entered into a Voting and Affiliate Agreement (the "Voting Agreement") with REMEC, Inc. ("REMEC") relating to a proposed merger (the "Merger") of a subsidiary of REMEC with the Company. Pursuant to this Voting Agreement, the Reporting Person agreed that during the period commencing on April 15, 1999 and continuing until the termination of the Voting Agreement upon the Merger or the abandonment of such plans to merge, at any meeting of the holders of shares of Shares, however called, or in connection with any written consent of the holders of the Shares, the

Reporting Person shall vote in favor of the Merger and the approval of the Merger agreement and any actions required in furtherance thereof. In addition, the Reporting Person will not directly or indirectly, during the period commencing on the April 15, 1999 and continuing until the termination clause of the Voting Agreement as set forth above: (i) except as contemplated in the definitive Merger agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or grant or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Shares or any interest therein; (ii) except as contemplated by the Voting Agreement, grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any of the Reporting Person's representations or warranties contained in the Voting Agreement untrue or incorrect or have the effect of preventing or disabling the Reporting Person from performing the Reporting Person's obligations under the Merger agreement and any actions required in furtherance thereof.

ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

     None.



     After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April  20,  1999
Pequot  Capital  Management,  Inc.


By:/s/  David  J.  Malat
   David  J.  Malat,  Chief  Financial  Officer